Augusta Resource Corporation

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following provides matters voted upon and the results of the votes at the Special Meeting of the shareholders of Augusta Resource Corporation (the “Corporation”) held on October 17, 2013 in Vancouver, British Columbia.

Common Shares represented at the meeting:	103,395,519 or 71.68%

1.            Approval of Shareholder Rights Plan

The Corporation’s Shareholder Rights Plan is required to be approved by a majority of the votes cast by shareholders as well as by a majority of votes cast by all shareholders other than HudBay Minerals Inc.

By resolution passed via ballot, shareholders ratified, confirmed and approved the Corporation's Shareholder Rights Plan as described in the Management Proxy Circular as follows:

	Votes For	Percent	Votes Against	Percent
Votes cast by all shareholders	66,022,421	63.85%	37,373,098	36.21%
Votes cast by all shareholders other than HudBay Minerals Inc.	66,022,421	82.18%	14,314,513	17.82%

Augusta Resource Corporation

/s/ Purni Parikh
Purni Parikh
Vice President, Corporate Secretary